Exhibit 99.1

Asia Pacific Wire and Cable Company Appoints Ivan Hsia as New Chief Financial Officer

TAIPEI, Taiwan, July 30, 2013 (GLOBE NEWSWIRE) -- Asia Pacific Wire & Cable Corporation Limited (NASDAQ: APWC) ("APWC" or the "Company"), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in the Asia-Pacific region, today announced that Mr. Ivan Hsia has been appointed as the Company’s new Chief Financial Officer effective August 1, 2013.

Mr. Hsia will replace Mr. Frank Tseng, who is stepping down from his position as CFO of APWC for personal reasons.  The Company notes that Mr. Tseng resigned amicably and has no disagreements with the Company on financial reporting or other financial or business issues.   The Company values the significant contributions made by Mr. Tseng during his tenure and notes that Mr. Tseng will also assist the Company during a transition period.

Mr. Ivan Hsia joined the Company in 2011 and served APWC initially as Senior Manager of APWC’s internal audit group, prior to being appointed Deputy CFO of the Company.  As Deputy CFO, Mr. Hsia has taken the lead on the Company’s conversion from U.S. GAAP to IFRS, performed various CFO functions, and reported to Mr. Frank Tseng and Mr. Chun-Tang Yuan, CEO of APWC on special projects assigned to him.  Mr. Hsia is a Certified Public Accountant in California, USA; he is also a Certified Internal Auditor and Certified Information System Auditor.   Ivan Hsia previously held the position of Auditing Director in Newegg.com in Los Angeles.  Prior to that, he served as an Audit Manager at PricewaterhouseCoopers in Taipei.  Mr. Hsia holds a Master’s degree in business administration in accounting from TamKang University, Taiwan.

“On behalf of our Board of Directors and management team, we want to sincerely thank Frank Tseng for his years of service as our CFO,” states Chun-Tang Yuan, CEO of APWC.  “Frank was the essential team member whose efforts contributed significantly to our Company’s listing on Nasdaq in 2011 and our company’s elevation to Nasdaq’s Global Markets tier in March of this year.  We are equally confident in Ivan Hsia’s professional knowledge and extensive experience in financial reporting and corporate governance.  At our Company, we feel that Ivan will continue to drive operational improvement, maintain our strong corporate governance and increase our investor outreach in his new role as CFO of the Company.”  Mr. Yuan concluded.

Mr. Hsia is based at the Company’s headquarters in Taipei, Taiwan.

About Asia Pacific Wire & Cable Corporation

Asia Pacific Wire & Cable Corporation is principally engaged in the manufacture and distribution of telecommunications (copper and fiber optic) and power cable and enameled wire products in the Asia Pacific region, primarily in Thailand, China, Singapore and Australia. The Company manufactures and distributes its own wire and cable products and also distributes wire and cable products ("Distributed Products") manufactured by its principal shareholder, Pacific Electric Wire & Cable Company, a Taiwanese company ("PEWC"). The Company also provides project engineering services in the supply, delivery and installation ("SDI") of power cables to certain of its customers. For more information on the Company, visit http://www.apwcc.com. Information on the Company's Web site or any other Web site does not constitute a portion of this release.

Exhibit 99.1

Safe Harbor Statement

This release contains certain "forward-looking statements" relating to the Company, its business, and its subsidiary companies. These forward looking statements are often identified by the use of forward-looking terminology such as "believes", "expects" or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as anticipated, believed, estimated or expected. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

Contact:

Company Contact:

Asia Pacific Wire & Cable Corporation Limited

Mr. Ivan Hsia, CFO

Phone: +886-2-2712-2558 ext. 27

E-mail: ivan.hsia@apwcc.com

www.apwcc.com

Investor Relations Contact:

MZ North America
John Mattio, SVP
Tel: +1-212-301-7130
Email: john.mattio@mzgroup.us

www.mzgroup.us